Filed by Soaring Eagle Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Ginkgo Bioworks, Inc.

Commission File No.: 333-256121

Morgan Stanley Healthcare Conference 2021

Ginkgo Bioworks – Fireside Chat

September 9, 2021

Tejas Savant (00:00):

Hey everyone. Good morning. Thanks for joining us today on day one of our healthcare conference. I’m Tejas Savant and I cover the life science tools and diagnostics sector at Morgan Stanley. I’m delighted to have Ginkgo join us today to open the conference and representing the company is Anna Marie Wagner, SVP of Corporate Development and Investor Relations. So welcome Anna Marie. Before we get started, just a quick safe harbor for important disclosures.

Please see the Morgan Stanley research disclosure website at morganstanley.com/researchdisclosures, and if you have any questions, please do reach out to your sales rep. So, with that, just to kick things off Anna Marie, for people on the webcast who are not as familiar with synthetic biology or the Ginkgo story, could you just give us a two-minute overview of who Ginkgo is, what do you do, and where you are in terms of your journey to becoming a public company?

Anna Marie Wagner (00:53):

Sure. Yeah, there’s a lot in there, but I’ll do my best to get it in two minutes. If I forget anything, you can keep me honest. So synthetic biology is the idea that we should be able to program cells, which are little biological machines, in the same way that we can program computers. It runs on digital code. It just happens to be A, C, T and G instead of 0 and 1, but we can read that code with DNA sequencing and we can write that code with DNA synthesis, and if you can read code and you can write code and you have a machine that can run it, in this case, a cell, then you should be able to program it, and so Ginkgo was started really with this idea and our heritage, if you look at our founders, is in that sector.

So, Tom Knight, who’s sort of the godfather of Ginkgo and one of our co-founders, was a professor at MIT starting in kind of the seventies in the electrical engineering department and he worked on mainframes. He has this beautiful picture of him in the seventies with this minicomputer, which is the size of a refrigerator, but he lived through four decades worth of building the infrastructure to make computers easily programmable. Something that we all take for granted today. And in the early nineties, to his great credit, he’s in his mid-forties at this point, he’s like, look, all the hard problems have been solved in computing. This is starting to get boring.

What can I go tackle next, and he sort of has this realization about biology that it’s programmable, puts himself through the equivalent of a biology PhD at MIT, builds a wet lab in the computer science department and brings together all of these engineers from different disciplines, and that’s how he met the other four co-founders of Ginkgo. One was a chemical engineer, one was a mechanical engineer, one was a biologist, and one was a computer scientist. So, this eclectic mix of engineering-oriented folks coming together to try to create this new engineering discipline in biology, which to that point, had really been a craft art. We’d been programming cells for a while, but it was artistic. It was a craft.

You go through graduate school to train your hands to move clear liquids around to do very small-scale experimentation and hope and pray that something works. So very early on, the founders of Ginkgo decided rather than focusing on the current methods of programming biology and trying to make products in the way that a Genentech did, for example, when they made insulin in the late seventies, early eighties. We’ve done incredible things with biology as an industry before, but never in a sort of systematized way. They decided, okay, we’re not going to focus on the applications. We are going to focus on the infrastructure layer.

What needs to get built in the same way that we had to build all this computer architecture over the last several years to make computers programmable, what do we need to build to make biology programmable, and there were a couple of really key insights. One was that biology is physical. Unlike computers, which are moving bits around and it’s entirely electronic and digital, biology is fundamentally physical. It moves atoms around and physical things benefit from a scale economics, and so that was the first big insight. We need to build a factory. We need to build a lab that runs with scale economics, unlike a traditional wet lab, where if you want to triple the number of experiments you do, you triple the number of scientists who are moving clear liquids around with their hands.

That was insight number one. Then insight number two was, gosh, if we look at the biotech industry today, there’s a bunch of really valuable knowledge out there, but it’s siloed in these little tiny companies that spun out of academic labs and none of them are talking to each other, and if they’re lucky, they get acquired by a big pharma company and then that IP goes and sits on a shelf and no one sees it again, and so we’re just, we’re losing and wasting all of this incredible knowledge by the fact that nobody’s sharing it.

And so unlike computing where we have code bases and code libraries that people can go pull from and borrow from so, you’re not reinventing the wheel every time you want to make a green button that clicks. We wanted to make the same thing possible in biology—where you’re bringing the same function to bear for a product. You don’t need to reinvent the wheel every time, and so those are the two core driving theses at Ginkgo and elements of our platform that we bring to bear. One is scale economics in our Foundry, which is the wet lab we use, and the second is this Codebase that we then make available to everyone using the platform. So that’s what Ginkgo’s all about. We can talk about the business model obviously and how that’s going, but that’s the philosophy of the place.

Tejas Savant (05:30):

Got it. And just very quickly in terms of your journey to becoming a public company, where do things stand today?

Anna Marie Wagner (05:38):

Yeah. It’s a busy week. We are hosting our proxy vote on September 14th. So, we’re in the final days here of our combination with Soaring Eagle Acquisition Corp, which is the SPAC that we announced a business combination with back in May. So, we’ve completed the SEC review process and have sent out proxies. We actually announced yesterday that we’d achieved a quorum for the proxy and as these things always are, the shareholders are highly supportive of the transaction. So, at this point, we fully expect, obviously anything could happen, but we fully expect that everything will pass on Tuesday and that we’ll close next Thursday, so a week from today, and be listed on the New York Stock Exchange next Friday under DNA, which we’re very proud of.

Tejas Savant (06:25):

Exciting times, both for you and for the field in general. So, in your mind, Anna Marie, why are you convinced that we are finally at a real inflection point in SynBio where the technology has moved from a very cool, nice to have to a must have across some verticals and potentially in many other verticals down the road. Put another way, how do you go about convincing new customers that first: what you do can scale and second: what you do isn’t producing molecules of interest another other way, but it’s actually providing a better and enhanced product?

Anna Marie Wagner (07:01):

Yeah. So, let me back up for one second and just answer the question of why do customers work with Ginkgo? What are the problems they’re trying to solve, and there’s a range. Some programs look more like a discovery program than anything. Let’s discover a protein that binds to this antigen in a certain way, or let’s discover a natural product, small molecule that has a certain function. So, there are discovery-oriented projects, or at least projects that begin with a discovery effort, and then there are programs where it’s a known molecule.

So, we’re not reinventing, we’re not creating or discovering some new molecule, but we need a new way to produce it because the traditional way to produce that molecule is either unsustainable, expensive, have supply chain challenges, you name it, whereas impurities, who knows, or there’s just not enough of it in nature, but we know what the molecule is. We just need to make it in a way that is more efficient. So, an example of that would be like our VCE program for Aldevron or even our flavors and fragrances programs for Robertet and Givaudan. These are known molecules. We know what we’re trying to make, but in the flavors and fragrances category, for example, you have to grow an entire field full of plants to get a tiny amount of essential oil.

What if we could just program yeast to make that for you? So that’s kind of a second category and that tends to be, you’re looking for order of magnitude type improvements in the cost of goods sold, or you, in the case of VCE for example, we literally couldn’t make enough of this stuff. When suddenly the whole world needs to get vaccinated, mRNA-based vaccines are the way to do it. Many of the mRNA vaccines use this enzyme and that enzyme had only ever been made for lab scale before because mRNA vaccines weren’t a thing until last year. So, we just needed more of it, and so creating a new process that would allow us to make more VCE in every run was very important. So, those are the two primary categories. One is more discovery oriented, which then turns into once you discover the thing, all projects eventually turn-

That turns into, once you discover the thing, all projects eventually turn into a manufacturing process development, right, which includes programming the cell to make it and optimizing that to make sure it produces as much as possible. So, when we look at like, why now for synthetic biology—obviously folks have been doing this work at small scale for decades, right? I mentioned Genentech with insulin. We are standing on the shoulders of giants. It is already demonstrated the potential. I think one of the challenges that biotech, SynBio ran into maybe 15 years ago, 15, 20 years ago, was going after products at the time that were very low margin. We were sort of competing against commodity products, and the science just wasn’t there yet to get it better than the existing alternative to kind of justify that.

I think at this point, our capabilities set and candidly, our focus areas, have enabled us to go after much more valuable and impactful programs and products. Right? So, the pharmaceutical industry - half of the drugs coming out now are biologics. And then you’re seeing even in more traditional fields, like look at the food industry. The fastest growth sectors of the food industry today are people like Impossible Foods, right, or Motif, which is a company that launched on Ginkgo’s platform that just raised a massive Series B. So, these are companies that are fundamentally disrupting their industries with very high value products. And you’re seeing this shift where, historically, it was just relegated to pharma, being a sort of IP-driven field with really valuable ingredients or products, to all industries are getting elements of that, where there are kind of special hero ingredients, if you will, that are high margin, high value, new products that are driving innovation and growth in that industry. And those are the types of programs that we tend to be focused on these days.

Tejas Savant (11:02):

Got it. There’s obviously a bunch of competitors who are trying to come at SynBio. You know, Amyris comes to mind, Zymergen, perhaps even Imprexon, who no longer exist in the same form that they did a few years ago, but are there any lessons that your team has learned from those companies’ journeys? You know, more recently, Zymergen obviously had a bit of a misstep if you will. And walk me through the point you were making earlier about your differentiated business model and this sort of endeavor to pursue a horizontal platform strategy. I mean, is it just the fact that you have a bigger Codebase relative to everybody else? And just internally, inherent to that horizontal platform strategy, is there a risk that you try to take on sort of too much at the same time, and at the same time, you’re leaving sort of your ultimate destiny in essentially the hands of your customers in sort of crossing the finish line with the product and scaling it up?

Anna Marie Wagner (11:59):

Yeah. These are my favorite questions. The status quo in synthetic biology was that companies had to vertically integrate. And so that’s why you had companies like an Amyris or Zymergen building real, technical organizations to make products. But that business model difference I wouldn’t underestimate because, and your question around kind of distraction and focus is really salient there because it is very hard to bring products to market. Very, very hard. And it requires a lot of very product-specific investment. So, the biology is shared, right? It all runs on DNA. It all uses the same kind of types of workflows. That’s all shared. But once it comes to like, “I want to get a product onto the shelf at Sephora,” or “I want to sell this into the food market,” or “I want to bring a drug to the clinic,” well, suddenly, now you’ve got product-specific investments and resources you have to dedicate.

So, there’s a capital allocation question as well as a resource allocation question where, if I’m paying for a clinical trial for some drug, that’s money, that’s focus, that’s time that is not going back to support the overall platform. It’s something that’s only going to support that product.

So, it becomes impossible to focus on many different products or a diversity of products, right, because so much of your investment is then going to things that are completely unrelated from each other. I think you can become very successful as a product company, right? But those companies do tend to focus on one niche area that they’re very good at downstream, right? They’re very good at bringing drugs to market. They’re very good at field trials for Ag.

They’re very good at sales and marketing and distribution for beauty, whatever it is. And those are our customers, right? I would much rather trust a company that has built expertise in that market to successfully bring something we developed technically to market than to say, “Well, Ginkgo should suddenly get in the business of running a clinical trial.” I am much worse at clinical trials than Biogen, and I’m happy to admit that any day of the week. So, we believe that we’re sort of leveraging the best of both worlds here, where Ginkgo’s got the best technical platform to do that early-stage development work, and then our partner brings the best commercialization product platform to bring that product to market. And that allows us to diversify. That allows us to bring scaled demand to the platform because we’re not pigeonholing ourselves into just one category, which drives the scale economics and the Foundry, which allows us to accumulate Codebase, which then makes the platform stronger for everybody. So that’s really our belief and experience thus far in the market.

Tejas Savant (14:49):

Got it. Obviously, SynBio has applications across a whole bunch of verticals from AgBio food, industrials, cosmetics, pharma, et cetera. Just considering the set of opportunities here, what’s your internal strategy for project selection, and can you walk us through Foundry capacity? I mean, how much can you take on and what are you doing to invest in expanding that capacity in the next couple of years here?

Anna Marie Wagner (15:16):

Sure. So, the simpler, perhaps trite answer to the first question is, if a customer is willing to pay to do the work at Ginkgo, then who are we to tell them that’s not a good project, right? So again, going back to the last point, it’s like, these are customers that are experts in their field. And if they think it’s worth investing $5 or $10 million to discover some new compound or to optimize production of something, they are much better at evaluating that opportunity than we are. And because our business model includes both the payment for R&D services type work upfront, and a share in the downstream value, our investments in that upfront work are de-risked because the customer’s paying for it, right? So, we do not try to over-optimize on like, “Ginkgo should be building a platform that’s really good at just selling gene therapy because we think solid gene therapy is a big market.”

No, of course, yeah. We want to take every cell and gene therapy project we can, but I also want to take new flavors and fragrances programs and new Ag programs and new food programs, right, because it’s all common infrastructure. And to your point about scaling, like that’s the beauty of the model. It’s that I don’t have to build a different Foundry for every project I work on. I don’t have to build a different Foundry for every industry we work on. It’s all common, right? And so, we are constantly investing in the Foundry, and the metric that we tend to look most closely to is what we call a strain test, which is a measure of the output of the Foundry. So, once you’ve engineered a cell, you’ve stuck the DNA into it, et cetera, you test to the cell to see if the cell’s doing what you want it to do.

And so, it’s a measure of the output of experimentation. And we’ve seen that number triple to quadruple every year for the past six years, with a blip for COVID.

That’s the metric that we look at, that’s the scaling our team is driving to every year. So, we can do three to four times as much work every year, and because we’re bringing the Codebase to bear—what the Codebase does, which is really interesting, is it can reduce the need for physical work. If I have a cell line that’s already optimized to do something well, say, produce proteins at scale, I don’t need to re-engineer a cell line that’s good at producing proteins at scale every time I have a protein production project. I get to just use that strain and tweak it on the margin. And that can shave off a significant amount of time and work in the foundry, which increases the effective capacity of the Foundry because each individual program doesn’t require quite as much work. So those are sort of the two primary ways in which we’re driving capacity, but certainly we’ll continue to invest in physical scale.

Tejas Savant (17:57):

On that point you just mentioned, is that ever a sort of a little bit of tension in your sort of discussions with your customers in terms of you leveraging those learnings, and potentially enabling their competitors down the road?

Anna Marie Wagner (18:09):

Yes. Our IP terms are wildly out of market, but it’s been something that we’ve been religious about since the beginning, because we, again, going back to the first thing I said, like one of the first things we noticed was there was this sort of dysfunctional siloing of IP in the biotech industry, that was holding everybody back. And what’s really interesting is, of course in the early days of Ginkgo, it’s a bunch of scientists with an idea, and no Codebase, and no scale, trying to get people to just leverage the platform. They had no leverage, nothing to bring to bear, but an idea.

Now, 12 years later, when we show up into a conversation with a new customer, the tables have flipped. Now, our customers want access to all of the Codebase we’ve accumulated. What’s the cost of doing business with Ginkgo? You’re adding to that kind of social contract with everybody else. And you, as my new customer are benefiting from the fact that all my previous customers agreed to our IP terms and has made their IP available to you. And so, it’s actually become a much easier conversation over time, and I think will become more and more easy. We’re just changing the basis of competition in these markets.

Now, of course, we are protecting the customer for their product. So, if a customer comes to us and we do work for them for a product, they will get an exclusive license to the foreground IP that’s licensed for that product. So, we can’t just go give their product to their competitor. That would be crazy. But anything that was sort of learned, shared IP in the making of that, we can certainly use a non-competitive spaces, and we’re certainly not prevented from working with their competitors, but we wouldn’t use their specific slice of IP for a competitive product.

Tejas Savant (19:49):

Got it. Fair enough. I want to spend a couple of minutes on the downstream economics portion of the business model, because I think that’s the most potentially impactful for you over the long-term, and also the least well understood. Or at least investors seem sort of uncomfortable about how to model it, but you’ve got potentially sort of hundreds of these programs. How do you think about a reasonable hit rate in terms of program success probabilities? How do you work through that process internally? And then, you’ve highlighted Aldevron, and there’s also Motif and Cronos as the three key programs that could have a meaningful near-term impact. Can you share sort of the magnitude of the upside from those arrangements, perhaps not so much from a 2021 guidance basis, but more over a medium-term perspective?

Anna Marie Wagner (20:38):

Yeah. So, I think we’re in sort of an interesting middle ground here, where we have so many programs active on the platform that it’s impossible to think about modeling each one of those programs individually, but there’s still a relatively small number of programs today that are actively going to be paying royalties or milestones. And so, I think that, for the next couple of years, we might be in this like interesting middle ground where, once a program is completed and start generating royalties, people are going to want to model those separately for a little while. So VCE for example, and then over time, we’re going to transition, I think, to a model that looks much more like where you started the conversation, which is there are hundreds of programs in development. There are hundreds of programs that are paying royalties or equity or milestones or something. And so, both of those become a portfolio.

And then you can migrate to a world where we say Ginkgo’s probability of success is A, and the average program is worth B if it’s successful, and those variables are changing some amount every year. Probability of success is going up over time as Ginkgo becomes better, but I do think we’re in an interesting middle ground here.

So yeah, we announced or provided some information about a few programs that are kind of recently completed, just to help ground people, but at the same time, like VCE, for example, I would ask you that question, candidly, Tejas, which is, or ask Aldevron that question. You can certainly look at the market size for mRNA vaccines. You can think about the share of VCE versus Clean Cap, and how that might change, based on the new cost profile and availability of VCE. And then you can think about what our royalty rate is on that and, and whatnot, based on what we’ve disclosed. But we will still not be providing guidance on downstream value because, to your earlier point, it’s less predictable. And our philosophy on this is we want to provide guidance on what we know. And we want to explain what we know about everything we’re not sure about, but that we are excited about.

And it is up to the analysts, both on the sell side and the buy side, to think through what is your case for what VCE could be worth to Ginkgo. We’ll give you the information to build the model, but we would all be doing the same exercise. And I don’t think Ginkgo’s any smarter at predicting the size of the market for VCE than you are Tejas. So, I want to make sure that Ginkgo is in a position to continue to build trust and credibility with our projections, and not be providing guesswork when it comes to downstream value.

Tejas Savant (23:21):

Got it. Fair enough. Quickly on biopharma, Anna Marie. I mean, it feels like that market has been a little bit slow out of the gate for you guys, versus some of the others. And now you’ve started to sort of scale up your presence there. Is it fair to characterize this as your highest risk, but highest reward vertical in terms of downstream economics, but not that different from a Foundry contribution perspective?

Yeah. So, the interesting history with kind of industry verticals that we’ve entered is we sort of went in reverse order of technical sophistication, because again, rewind the clock seven or eight years, it was kind of five folks with an idea and no real scale, no real Codebase. And so, we were kind of getting people to take flyers on us back in 2014-2015, when we were kind of doing our first commercial deals, and who was willing to take a flyer on us? It was not Biogen. It was going to be a company that didn’t have any in-house capability, but had a kind of very clear, tangible problem that they were wrestling with.

So, like our first customers were in flavors and fragrances, and then we built up a little bit of experience and proof points, a little bit of technical success, and we were able to kind of talk that into the next most sophisticated area, and then the next, and then the next. And so, then you see us going into specialty chemicals, and food and agriculture, obviously pharma is the single most sophisticated end market for cell programming in the world. They’ve been doing it for 40 years, starting with Genentech. And so, for us to show up and win a deal with Biogen, we’d better have a lot to show for the platform. And we really reached that point, I would say, in kind of late 2019, we had opened the Mammalian Foundry, and pharma requires a lot of work with mammalian cells, not just microbial cells, or at least some of the cutting-edge kind of biologics areas of pharma.

Our scale had gotten to a point where, even a Biogen, which has herds of PhD scientists working for them, was impressed. And so that’s been a nice kind of early proof point. And you’ve seen, we just obviously added Arie Belldegrun to the board, founder of Kite and Allogene, and we just added Reshma Kewalramani to the board, the CEO of Vertex. And so, you can see that that is becoming a very active space for us.

I would say to your question about like risk and reward, I think that just defines pharma. The average drug that is discovered is going to fail in clinical trials. Period. And Ginkgo’s not going to change the probability of success in clinical trials, or at least I’m not sure how we’re going to do that yet today. And so of course, the shape of a pharma kind of risk-return profile looks very different than the shape of a risk-return profile for a drop-in replacement specialty chemical. I don’t think there’s a difference in value to Ginkgo. It’s just one might have a very high return if it’s successful in a higher level of risk. And the other one is more predictable and maybe less valuable, maybe not actually, but kind of falls somewhere in a spectrum. So, I do think that’s accurate, just by nature of the industry.

Tejas Savant (26:28):

Got it.

Anna Marie Wagner (26:29):

But not because of the science. It’s because of the pharmacology in that case.

Tejas Savant (26:34):

Makes sense. In terms of after the transaction closes, and then along with the pipe, you’re going to have a significant amount of cash on the balance sheet. What are your top priorities for capital deployment here?

Anna Marie Wagner (26:47):

Yeah. So, I can give you just also a little bit of color on how we thought about the size of the raise. So, in a SPAC, there’s the money that’s in the trust, and then there’s the money that’s raised in the pipe. The pipe capital is committed capital that will show up kind of no matter what, when the deal closes. And so, the conventional wisdom, when you approach a stack is, raise what you need in the pipe and raise what you want in the SPAC. And so, that’s a way you can think about the total capital raise.

We raised what we need in the $775 million pipe that we raised with Ballie and Putnam leading. And that would cover cumulative cash burn through profitability, even if royalties did not materialize in any meaningful way. The rest, so there’s a $1.7 billion SPAC trust, which there can be redemptions. Who knows? But some amount of that is going to get delivered at scale. And that’s really for strategic applications for M&A.

We’ve seen a lot of success acquiring interesting assets, both technologies. And we’re interested, I’d say going forward and being more proactive around integrating certain platform technologies that could be complimentary to Ginkgo. As well as just helping accelerate the industry and being able to act like other horizontal platforms have acted in other sectors.

Biology has not had a horizontal platform before. Everyone’s been very vertically focused. And so, you have to look to an area like tech, where you see an Amazon Web Services or a Stripe, or somebody like that, building these horizontal platforms across the number of end markets. And how do they do that? Right.

Well, one of the things they do is they help make sure that the next generation of companies is building on their platform. How do we get all the startups on AWS? All the startups on Stripe? And Ginkgo, I think has the opportunity to do something very similar. And particularly with our capital position, whether it’s providing credits or helping incubate new companies or other things, launching new companies.

I think there’s a lot that we can do to really accelerate the ecosystem and ensure that that next generation of SynBio companies is being built on the platform. And I think you can see with some of our recent announcements, that the pace of these younger companies forgoing building a lab themselves and just building straight on our cloud infrastructure, if you will, has really picked up. And that’s really exciting for us to see.

Got it. And I think more biotics would probably, be the most recent example this morning. And then, just to wrap up, Anna Marie. And apologies, but 30 minutes is just scratching the surface for a company like Ginkgo. But paint a picture for us for in terms of 2025. $1 billion in sales. What does Ginkgo look like in terms of Foundry versus Biosecurity versus the downstream economics component? And how many active programs do you anticipate having underway at that scale?

Yep. In 2025, the billion in sales you reference, is actually just the foundry revenue. And again, going back to what I said earlier, we only felt comfortable putting out projections on the pieces of the business that we really could underwrite and model in a bottoms up way, based on pipeline and bookings and whatever.

And so, that’s the foundry revenue. And I would say that’s expected to be on the order of 700 active programs in that year, a few hundred from prior years. 500 from new programs that we add that year, a good mix of those new programs coming from sales to existing customers. That’s an interesting driver of our business, where we see existing customers continue to grow on the platform over time. Those are obviously much easier sales than bringing new logos on. And so, we see a healthy mix of that going into the future.

When it comes to biosecurity and then the downstream value, I do think by 2025, you’ll start seeing more of that portfolio type model on the downstream. Right. Where you’ll have multiple royalties layering up, equity streams that have been realized, et cetera. So that’s incremental to the billion. And we don’t provide guidance on that, but we’ll continue to paint the picture of what those programs could look like.

Biosecurity is interesting. We had originally projected 50 million for this year for biosecurity. We just increased that to $75 million because we had done $50 million effectively in the first half of the year. But there’s over $400 million of contracts that we’ve signed now with states, for this upcoming school year.

That depends on our ability to deliver. It depends obviously on the shape of the pandemic, which we hope will end quickly. But that business has certainly become a real business for us. And more importantly than any near-term value, we’re very much at the table with the US government for now. And I think increasingly, international governments on what does biosecurity look like?

The Biden administration just announced this $86 billion bill that’s being put forth by Eric Lander, the chief scientist on pandemic response biosecurity. And a big portion of that bill, getting vaccines in 100 days, that sort of thing. Aldevron and Ginkgo wrote a white paper for the US government on getting vaccines in 100 days.

This is something we’re very much in the conversation about. And so, I think Ginkgo has established ourselves as a real leading voice in this area. It’s something that is core to our mission. Right. If we’re going to make biology easier to engineer, we have to make sure we do it safely. And so, I think we’re starting to see the hints of what a biosecurity infrastructure could look like post-COVID. And that’s the more exciting thing for us.

Tejas Savant (32:23):

Awesome. We are a couple of minutes over. Thanks for staying the extra few minutes with us. We appreciate it. And it was great catching up with you.

Anna Marie Wagner (32:34):

Likewise, Tejas. Have a good one.

Tejas Savant (32:35):

Thank you.

Anna Marie Wagner (32:35):

Bye.

ADDITIONAL LEGAL INFORMATION

About Soaring Eagle Acquisition Corp.

Soaring Eagle Acquisition Corp. (“Soaring Eagle”) is a special purpose acquisition company founded by Harry E. Sloan, Jeff Sagansky, and Eli Baker for the purpose of effecting a merger, capital share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses.

About Ginkgo Bioworks

Ginkgo Bioworks, Inc. (“Ginkgo”) is building a platform to enable customers to program cells as easily as we can program computers. The company’s platform is enabling biotechnology applications across diverse markets, from food and agriculture to industrial chemicals to pharmaceuticals. Ginkgo has also actively supported a number of COVID-19 response efforts, including K-12 pooled testing, vaccine manufacturing optimization and therapeutics discovery. In May 2021, Ginkgo announced a business combination with Soaring Eagle (Nasdaq: SRNG), which, if completed, will result in Ginkgo, through a parent entity, Ginkgo Bioworks Holdings, Inc., becoming a public company. The extraordinary general meeting of Soaring Eagle’s shareholders in connection with the transaction has been scheduled for September 14, 2021 and the transaction is expected to close shortly thereafter, subject to customary closing conditions. For more information, visit www.ginkgobioworks.com.

Forward-Looking Statements Legend

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Ginkgo and Soaring Eagle, including statements regarding the anticipated timing of the transaction, the services offered by Ginkgo and the markets in which it operates, and Ginkgo’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Soaring Eagle’s securities, (ii) the risk that the transaction may not be completed by Soaring Eagle’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Soaring Eagle, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the agreement and plan of merger by the shareholders of Soaring Eagle and Ginkgo, the satisfaction of the minimum trust account amount following redemptions by Soaring Eagle’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the agreement and plan of merger, (vi) the effect of the announcement or pendency of the transaction on Ginkgo business relationships, performance, and business generally, (vii) risks that the proposed transaction disrupts current plans of Ginkgo and potential difficulties in Ginkgo employee retention as a result of the proposed transaction, (viii) the outcome of any legal proceedings that may be instituted against Ginkgo or against Soaring Eagle related to the agreement and plan of merger or the proposed transaction, (ix) the ability to maintain the listing of Soaring Eagle’s securities on Nasdaq, (x) volatility in the price of Soaring Eagle’s securities due to a variety of factors, including changes in the competitive and highly regulated industries in which Ginkgo plans to operate, variations in performance across competitors, changes in laws and regulations affecting Ginkgo’s business and changes in the combined capital structure, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, and (xii) the risk of downturns in demand for products using synthetic biology. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors’’ section of Soaring Eagle’s proxy statement/prospectus relating to the transaction (the “Proxy Statement”), and in Soaring Eagle’s other filings with the SEC. Soaring Eagle and Ginkgo caution that the foregoing list of factors is not exclusive. Soaring Eagle and Ginkgo caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Neither Soaring Eagle nor Ginkgo undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

Additional Information and Where to Find It

This document relates to a proposed transaction between Ginkgo and Soaring Eagle. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transaction, Soaring Eagle filed a Proxy Statement on August 13, 2021. The Proxy Statement has been sent to all Soaring Eagle shareholders as of the record date of August 10, 2021. Soaring Eagle also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Soaring Eagle and Ginkgo are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders may obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Soaring Eagle through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by Soaring Eagle may be obtained free of charge by written request to Soaring Eagle at 955 Fifth Avenue, New York, NY, 10075, Attention: Eli Baker, Chief Financial Officer, (310) 209-7280.

Participants in Solicitation

Soaring Eagle and Ginkgo and their respective directors and officers may be deemed to be participants in the solicitation of proxies from Soaring Eagle’s shareholders in connection with the proposed transaction. Information about Soaring Eagle’s directors and executive officers and their ownership of Soaring Eagle’s securities is set forth in Soaring Eagle’s filings with the SEC. To the extent that holdings of Soaring Eagle’s securities have changed since the amounts printed in Soaring Eagle’s proxy statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This document shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act.

Contacts

MEDIA CONTACT:

Jeff Pryor/jeff@prioritypr.net

Press@ginkgobioworks.com

INVESTOR CONTACTS:

investors@ginkgobioworks.com

investors@eagleequityptnrs.com